Filed by Marriott Vacations Worldwide Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

ILG, Inc.

Commission File No.: 001-34062

Letter to Owners

We are pleased to announce that Marriott Vacations Worldwide has agreed to acquire ILG, our longstanding exchange partner and a leading provider of premier vacation experiences under its Sheraton, Westin and Hyatt Vacation Ownership portfolios. We are excited about this transaction and hope that you share our enthusiasm. As always, we are committed to providing you with the best vacation experience and service in the industry and will continue striving to further improve on our offerings and find ways to serve you even better in the future. A copy of the press release we issued can be found on the Investor Relations section of our website.

We are pleased that this transaction will bring together two industry leading partners with properties in some of the most highly demanded vacation destinations, including in Mexico and the Caribbean. As one company, MVW and ILG will have approximately 650,000 owners, over 100 vacation ownership properties and more than 20,000 units located around the world. The combined company will be the global licensee of seven upper-upscale and luxury vacation brands, including Marriott Vacation Club, Grand Residences by Marriott, Ritz-Carlton Destination Club, Sheraton Vacation Club, Westin Vacation Club, St. Regis Residence Club and Hyatt Residence Club. With additional high-quality properties and ILG’s premier exchange networks, we are hopeful that we can enhance our ability to provide you with more flexibility and vacation options in the future. With that in mind, please note that we have just announced this transaction today, and for now, there will be no changes in MVW’s programs or products. Of course, MVW and Vistana owners will continue to have access to the Marriott Rewards, Starwood Preferred Guest and Ritz-Carlton Rewards loyalty programs, which are expected to be combined into a single loyalty program in early 2019.

We expect the transaction to close in the second half of 2018. Until then, MVW and ILG will continue to operate as separate companies. Your contacts at MVW will remain the same and you should continue to expect the same high level of service.

If you have any questions, please do not hesitate to contact your MVW representative. We have also included a set of Frequently Asked Questions, which provide additional information. As always, thank you for your continued relationship with MVW.

Sincerely,

Steve Weisz

President and Chief Executive Officer, Marriott Vacations Worldwide Corporation

© Copyright 2018, Marriott Vacations Worldwide Corporation. All rights reserved. MARRIOTT VACATIONS WORLDWIDE CONFIDENTIAL AND PROPRIETARY INFORMATION. The contents of this material are confidential and proprietary to Marriott Vacations Worldwide Corporation and may not be reproduced, disclosed, distributed or used without the express permission of an authorized representative of Marriott Vacations Worldwide. Any other use is expressly prohibited.

Owner FAQs

1.	What was announced today?

•	We announced that Marriott Vacations Worldwide will acquire ILG in a cash and stock transaction with an implied equity value of approximately $4.7 billion.

•	The acquisition will create a leading global provider of premier vacation experiences. We believe that bringing together MVW and ILG will be a major win for all our stakeholders, including you – our valued Owners.

•	We expect the transaction to close in the second half of 2018. Until then, MVW and ILG will continue to be separate companies.

2.	Who is ILG?

•	ILG is a leading provider of premier vacation experiences with over 40 properties and more than 250,000 owners in its Sheraton, Westin and Hyatt Vacation Ownership portfolio. ILG is also our longstanding exchange partner with exchange networks comprising nearly two million members and over 3,200 resorts worldwide.

•	Importantly, ILG shares our dedication to providing top notch service to customers and owners, as well as our commitment to creating unparalleled vacation experiences.

•	For additional information about ILG, please visit its website at www.ilg.com.

3.	Why is MVW acquiring ILG? How will this impact me?

•	This transaction will bring together two industry-leading partners with properties in some of the most highly demanded vacation destinations, including popular vacation locations in Mexico and the Caribbean.

•	Together, MVW and ILG will have over 100 vacation properties and more than 20,000 vacation ownership units around the world. We will also be the global licensee of seven upper-upscale and luxury vacation brands including Marriott Vacation Club, Grand Residences by Marriott, Ritz-Carlton Destination Club, Sheraton Vacation Club, Westin Vacation Club, St. Regis Residence Club and Hyatt Residence Club.

•	With additional high-quality properties and premier exchange networks, we remain committed to providing the same high level of service and will continue to strive to further improve our offerings and find ways to serve you even better in the future.

•	That said, please note that we have just announced this transaction today, and for now, there will be no changes in MVW’s programs or products.

•	Of course, MVW, Sheraton and Westin Owners will continue to have access to the Marriott Rewards, Starwood Preferred Guest and Ritz-Carlton Rewards loyalty programs, which are expected to be combined into a single loyalty program in early 2019.

4.	Will I still have access to all of the destinations that I can visit now?

•	Please note that, until the transaction closes, MVW and ILG remain independent companies and we will continue to operate separately.

5.	Will there be any changes in the ways in which I can use my ownership? Will I be able to use my ownership to visit ILG properties?

•	For now, there will be no changes in MVW’s programs or products.

•	As always, we are committed to providing you with the best vacation experience and service in the industry.

•	With additional high-quality properties and premier exchange networks, we remain committed to providing the same high level of service and will continue to strive to further improve our offerings and find ways to serve you even better in the future.

•	With that said, it is still early in the process and there are many decisions to be made, including opportunities to enhance MVW’s programs and product. It is important to note that until the transaction closes, which we expect to occur in the second half of 2018, MVW and ILG remain independent companies and we will continue to operate separately.

© Copyright 2018, Marriott Vacations Worldwide Corporation. All rights reserved. MARRIOTT VACATIONS WORLDWIDE CONFIDENTIAL AND PROPRIETARY INFORMATION. The contents of this material are confidential and proprietary to Marriott Vacations Worldwide Corporation and may not be reproduced, disclosed, distributed or used without the express permission of an authorized representative of Marriott Vacations Worldwide. Any other use is expressly prohibited.

•	We will provide additional information as appropriate as decisions are made.

6.	Will there be any changes to my ownership contracts or pricing?

•	We do not expect this transaction to result in any changes in your ownership contracts or the pricing of points.

•	With that said, it is early in the process and there are still many decisions to be made.

•	It is important to note that until the transaction closes, which we expect to occur in the second half of 2018, MVW and ILG remain independent companies and we will continue to operate separately.

7.	When will the transaction be completed?

•	We expect that the transaction will close in the second half of 2018, subject to regulatory approvals and approval by shareholders of both MVW and ILG.

8.	Who can I contact if I have more questions?

•	As we move through this process, we will do our best to keep you informed.

•	If you have any questions, please do not hesitate to reach out to your normal MVW contact.

Cautionary Statement Regarding Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding ILG’s and MVW’s expectations, beliefs, hopes, intentions or strategies regarding the future. Among other things, these forward-looking statements may include statements regarding the proposed combination of ILG and MVW; our beliefs relating to value creation as a result of a potential combination with ILG; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding ILG’s and MVW’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such `as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on MVW’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between ILG and MVW, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that ILG’s stockholders may not approve the proposed transactions; the possibility that MVW’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of ILG and MVW will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of ILG and MVW described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

© Copyright 2018, Marriott Vacations Worldwide Corporation. All rights reserved. MARRIOTT VACATIONS WORLDWIDE CONFIDENTIAL AND PROPRIETARY INFORMATION. The contents of this material are confidential and proprietary to Marriott Vacations Worldwide Corporation and may not be reproduced, disclosed, distributed or used without the express permission of an authorized representative of Marriott Vacations Worldwide. Any other use is expressly prohibited.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving MVW and ILG will be submitted to ILG’s stockholders and MVW’s stockholders for their consideration. In connection with the proposed transaction, MVW will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for ILG’s stockholders and MVW’s stockholders to be filed with the Securities and Exchange Commission (“SEC”). ILG will mail the joint proxy statement/prospectus to its stockholders, MVW will mail the joint proxy statement/prospectus to its stockholders and ILG and MVW will file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that MVW or ILG may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (if and when they become available) and any other documents filed or furnished by MVW or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.

PARTICIPANTS IN THE SOLICITATION

MVW, ILG, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about MVW directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and in its definitive proxy statement filed with the SEC on April 3, 2018, and information about ILG’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018 and in its definitive proxy statement filed with the SEC on April 3, 2017. These documents are available free of charge from the sources indicated above, and from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials MVW and ILG file with the SEC.

© Copyright 2018, Marriott Vacations Worldwide Corporation. All rights reserved. MARRIOTT VACATIONS WORLDWIDE CONFIDENTIAL AND PROPRIETARY INFORMATION. The contents of this material are confidential and proprietary to Marriott Vacations Worldwide Corporation and may not be reproduced, disclosed, distributed or used without the express permission of an authorized representative of Marriott Vacations Worldwide. Any other use is expressly prohibited.